Auryn Resources announces Results of Enhanced Metallurgical Testing at Homestake

Vancouver, British Columbia (November 14th, 2016) – Auryn Resources Inc. (TSX:AUG, OTCQX:GGTCF) ("Auryn" or the “Company”) is pleased to announce the results of its enhanced metallurgical testing which was completed under the direction of TS Technical Services Ltd. and Base Metallurgical Laboratories Ltd. on the Homestake Ridge Project. The Homestake Ridge Project was acquired by Auryn through its acquisition of Homestake Resource Corporation (“Homestake”) (see Press Release dated September 8th, 2016). Results from the preliminary metallurgical tests showed strong metallurgical recoveries and the ability to produce high value copper and lead concentrates from both the Homestake Main and Homestake Silver zones respectively. The lead concentrate of 26.5% Pb produced from the silver zone composites contained 789 g/t Au and 12,100 g/t Ag while the copper concentrate of 25.7% Cu produced from the gold zone composites contained 387g/t Au and 652g/t Ag.

Shawn Wallace, President and Chief Executive Officer of Auryn, stated “these preliminary metallurgical test results provide further confirmation that the Homestake Ridge Project is a significant mineral asset for Auryn. By processing copper and lead rich mineralization separately, we were able to produce high value concentrates containing four metals as opposed to the previously generated lower value single concentrate containing three metals.”

Mr. Wallace further stated, “these results are well received in advance of a 10,000 to 15,000 meter drill program that will commence in July 2017, designed to expand the existing mineralization along strike as well as to target new discoveries at existing highly prospective exploration targets.”

The results are from a hybrid test circuit involving base metal flotation, followed by cyanidation of gold bearing pyrite concentrates from 2 composite samples taken from the Homestake Main zone and Homestake Silver zone.

Table 1: Metallurgical test results on the Homestake Main zone

	Concentrate Grade	Recovery
Process	(g/t) or (%)%

Cu Flotation - Au	387.0 g/t	55%
Cu Flotation - Ag	652.0 g/t	45%
Cu Flotation - Cu	25.7%	75%

Combined - Au recovery	84%
(after cyanidation)
Combined – Ag Recovery
(after cyanidation)	72%

Table 2: Metallurgical test results on the Homestake Silver zone

	Concentrate Grade	Recovery
Process	(g/t) or (%)%

Pb Flotation - Au	789.0 g/t	65%
Pb Flotation - Ag	12,100.0 g/t	50%
Pb Flotation - Pb	26.5%	70%

Combined - Au Recovery		88%
(after cyanidation)
Combined - Ag Recovery		73%
(after cyanidation)

Note: Au and Ag values shown in g/t, all other elements are reported in percent

These results show a marked improvement over the preliminary testing originally conducted by Homestake from 2011 to 2013. The original testing focused on a single blended ore source from both zones, while Auryn’s testing kept the ore from each zone separate, producing two different concentrates, a copper concentrate from the main zone and a lead concentrate from the silver zone.

The results suggest very promising potential to produce gold, silver and other metals using a low cost process that would maximize the extraction of gold and silver. Although the results are preliminary and little optimization has yet been performed, they clearly afford the Company flexibility in how to develop the project. Importantly, the concentrates produced from the flotation tests contain extremely high precious metals grades improving the potential salability.

Tom Shouldice of TS Technical Services stated, “We were impressed with the results of the testing.

Producing a concentrate of such high precious metal content is a positive step towards any future development at Homestake Ridge.”

Qualified Persons - The metallurgical testwork was completed by Base Metallurgical Laboratories Ltd., under the supervision of Thomas Shouldice P.Eng. of TS Technical Services Ltd., a Qualified Person under the terms of NI 43-101. Thomas Shouldice, P.Eng of TS Technical Services Ltd., is independent of Auryn and has approved the contents of this press release that pertain to the metallurgical test work results and their interpretation.

About Auryn Resources

Auryn Resources is a junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company's management team is highly experienced with an impressive track record of success in the discovery, development, financing and monetizing of mining assets for shareholders.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AURYN RESOURCES INC.

“Shawn Wallace”

Shawn Wallace
President & Director,

Telephone: +1 (778) 729-0600:
Website: www.aurynresources.com
Email: info@aurymnresources.com

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.